UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Velocity Express Corporation

(Name of Issuer)

Common Stock, par value $0.004 per share

(Title of Class of Securities)

92257T707

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

☒ Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92257T707	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 473,987
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 473,987
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92257T707	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 473,987
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 473,987
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 92257T707	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 337,323
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 337,323
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,323
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 92257T707	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 337,323
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 337,323
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 337,323
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8%
12	TYPE OF REPORTING PERSON OO

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed with respect to the Common Stock of Velocity Express Corporation, a corporation formed under the laws of the State of Delaware (the “Company”), to amend the Schedule 13G filed on October 28, 2008 (as amended by Amendment No. 1 thereto filed on January 6, 2009 and this Amendment No. 2, the "Schedule 13G"). This Amendment No. 2 is being filed to report changes in the number of Common Stock beneficially owned by the Reporting Persons. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:	Ownership:

Item 4 is hereby amended and restated as follows:

A.	Third Point LLC

(a) Amount beneficially owned: 473,987

(b) Percent of class: 10.6%. This percentage is based upon a total of approximately 4,462,806 shares of Common Stock, calculated as the sum of (i) 3,988,819 shares of Common Stock issued and outstanding as of May 11, 2009, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2009 for the quarterly period ended March 28, 2009 (the “Reported Share Number”) and (ii) the 473,987 shares of Common Stock issuable to the Funds upon conversion of the Preferred Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 473,987

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 473,987
B.	Daniel S. Loeb

(a) Amount beneficially owned: 473,987

(b) Percent of class: 10.6%. This percentage is based upon a total of approximately 4,462,806 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 473,987 shares of Common Stock issuable to the Funds upon conversion of the Preferred Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 473,987

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 473,987
C.	Third Point Offshore Master Fund, L.P.

(a) Amount beneficially owned: 337,323

(b) Percent of class: 7.8%. This percentage is based upon a total of approximately 4,326,142 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 337,323 shares of Common Stock issuable to the Offshore Master Fund upon conversion of the Preferred Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 337,323

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 337,323

6

D.	Third Point Advisors II L.L.C.

(a) Amount beneficially owned: 337,323

(b) Percent of class: 7.8%. This percentage is based upon a total of approximately 4,326,142 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 337,323 shares of Common Stock issuable to the Offshore Master Fund upon conversion of the Preferred Stock.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 337,323

(iii)    Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 337,323
Item 10:	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	William Song

Name: William Song

Title:	Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner

By: Daniel S. Loeb, Managing Director

By:	William Song

Name: William Song

Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	William Song

Name: William Song

Title: Attorney-in-Fact

DANIEL S. LOEB

By:	William Song

Name: William Song

Title:	Attorney-in-Fact

[SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13G

WITH RESPECT TO VELOCITY EXPRESS CORPORATION]

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated as of February 16, 2010, by and among Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.
Exhibit 99.2:

Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009, was previously filed with the SEC on January 6, 2009 as an exhibit to Amendment No. 1 to Schedule 13G filed by Third Point LLC, Third Point Offshore Fund, Ltd., Third Point Offshore Master Fund, L.P., Third Point Advisors II L.L.C. and Daniel S. Loeb with respect to Velocity Express Corporation and is incorporated herein by reference.